Filed Pursuant to Rule 433

File No. 333-275878

FINAL TERM SHEET

Dated April 23, 2025

WALMART INC.

$750,000,000 Floating Rate Notes Due 2027

$750,000,000 4.100% Notes Due 2027

$1,000,000,000 4.350% Notes Due 2030

$1,500,000,000 4.900% Notes Due 2035

Name of Issuer:	Walmart Inc. (“Walmart” or the “Company”)

Title of Securities:	Floating Rate Notes Due 2027 (“Floating Rate Notes”)
4.100% Notes Due 2027 (“2027 Notes”)
4.350% Notes Due 2030 (“2030 Notes”)
4.900% Notes Due 2035 (“2035 Notes” and, collectively with the 2027 Notes and 2030 Notes, the “Fixed Rate Notes”, and the Fixed Rate Notes, collectively with the Floating Rate Notes, the “Notes”)

Aggregate Principal Amount:	$750,000,000 (Floating Rate Notes)
$750,000,000 (2027 Notes)
$1,000,000,000 (2030 Notes)
$1,500,000,000 (2035 Notes)

Issue Price (Price to Public):	100.000% of aggregate principal amount (Floating Rate Notes)
99.987% of aggregate principal amount (2027 Notes)
99.827% of aggregate principal amount (2030 Notes)
99.992% of aggregate principal amount (2035 Notes)

Maturity Date:	April 28, 2027 (Floating Rate Notes)
April 28, 2027 (2027 Notes)
April 28, 2030 (2030 Notes)
April 28, 2035 (2035 Notes)

Coupon (Interest Rate):	In the case of the Floating Rate Notes, the interest rate for the initial Interest Period will be Compounded SOFR, as determined on July 24, 2025, plus 43 basis points. Thereafter, the interest rate for any Interest Period (as defined below) will be Compounded SOFR, as determined on the applicable date that is the second U.S. Government Securities Business Day preceding the Interest Determination Date (as defined below), plus 43 basis points.

In the case of the Fixed Rate Notes:
4.100% (2027 Notes)
4.350% (2030 Notes)
4.900% (2035 Notes)

Benchmark Treasury:	N/A (Floating Rate Notes)
UST 3.875% due March 31, 2027 (2027 Notes)
UST 4.000% due March 31, 2030 (2030 Notes)
UST 4.625% due February 15, 2035 (2035 Notes)

Spread to Benchmark Treasury:	N/A (Floating Rate Notes)
+22 basis points (2027 Notes)
+37 basis points (2030 Notes)
+52 basis points (2035 Notes)

Benchmark Treasury Price and Yield:	N/A (Floating Rate Notes)

99-31 1⁄4; 3.887% (2027 Notes)
99-29 1⁄4; 4.019% (2030 Notes)
101-29+; 4.381% (2035 Notes)

Yield to Maturity:	N/A (Floating Rate Notes)
4.107% (2027 Notes)
4.389% (2030 Notes)
4.901% (2035 Notes)

Interest Payment Dates:	Interest will accrue from April 28, 2025.

Interest on the Floating Rate Notes will be payable quarterly on January 28, April 28, July 28 and October 28 of each year, beginning on July 28, 2025.

Interest on the 2027 Notes will be payable semi-annually on April 28 and October 28 of each year, beginning on October 28, 2025.

Interest on the 2030 Notes will be payable semi-annually on April 28 and October 28 of each year, beginning on October 28, 2025.

Interest on the 2035 Notes will be payable semi-annually on April 28 and October 28 of each year, beginning on October 28, 2025.

Interest Payment Record Dates:	In the case of the Floating Rate Notes, January 13, April 13, July 13 and October 13 of each year.

In the case of the 2027 Notes, April 13 and October 13 of each year.

In the case of the 2030 Notes, April 13 and October 13 of each year.

In the case of the 2035 Notes, April 13 and October 13 of each year.

Interest Determination Date:	In the case of the Floating Rate Notes, the second U.S. Government Securities Business Day preceding each Floating Rate Interest Payment Date.
N/A (2027 Notes)
N/A (2030 Notes)
N/A (2035 Notes)

Interest Period:	In the case of the Floating Rate Notes, the period from and including a Floating Rate Interest Payment Date (or, in the case of the initial Interest Period, the Settlement Date) to, but excluding, the immediately succeeding Floating Rate Interest Payment Date (such succeeding Floating Rate Interest Payment Date, the “Latter Floating Rate Interest Payment Date”); provided that the final interest period for the Floating Rate Notes will be the period from and including the Floating Rate Interest Payment Date immediately preceding the maturity date of the Floating Rate Notes to, but excluding, the maturity date.
N/A (2027 Notes)
N/A (2030 Notes)
N/A (2035 Notes)

Observation Period:	In the case of the Floating Rate Notes, the period from and including two U.S. Government Securities Business Days preceding the first date of such relevant Interest Period to but excluding two U.S. Government Securities Business Days preceding the Latter Floating Rate Interest Payment Date for such Interest Period; provided that the first Observation Period shall be the period from and including two U.S. Government Securities Business Days preceding the Settlement Date to, but excluding, the two U.S. Government Securities Business Days preceding the first Floating Rate Interest Payment Date.
N/A (2027 Notes)
N/A (2030 Notes)
N/A (2035 Notes)

Day Count Convention:	Actual/360 (Floating Rate Notes)
30/360 (2027 Notes)
30/360 (2030 Notes)
30/360 (2035 Notes)

Optional Redemption Provisions:	There are no optional redemption provisions applicable to the Floating Rate Notes.

Walmart may redeem the Fixed Rate Notes of any series, at its option and, as to each series of Fixed Rate Notes, in whole or in part, at any time and from time to time, prior to the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date, in the case of the 2030 Notes and the 2035 Notes, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

• (a) the sum of the present values of the Remaining Scheduled Payments (as defined below) less (b) interest accrued to, but excluding, the redemption date, and

• 100% of the principal amount of the Notes to be redeemed,

plus, in either case, any accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date in the case of the 2030 Notes and the 2035 Notes, Walmart may redeem such series of the Fixed Rate Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of such series of Fixed Rate Notes to be redeemed, plus any accrued and unpaid interest on such series of Fixed Rate Note to be redeemed to, but excluding, the redemption date.

“Par Call Date” means, in the case of the 2030 Notes, March 28, 2030 (the date that is 1 month prior to the maturity date of such Fixed Rate Notes), and, in the case of the 2035 Notes, January 28, 2035 (the date that is 3 months prior to the maturity date of such Fixed Rate Notes).

“Remaining Scheduled Payments” means, with respect to any series of Fixed Rate Notes, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption (assuming that such notes matured on the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date, in the case of the 2030 Notes and the 2035 Notes).

In determining the present value of the Remaining Scheduled Payments, Walmart will discount such payments to the redemption date (assuming that such notes matured on the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date in the case of the 2030 Notes and the 2035 Notes) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus, in the case of the 2027 Notes, 5 basis points, in the case of the 2030 Notes, 10 basis points and, in the case of the 2035 Notes, 10 basis points.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the notice of the redemption based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date in the case of the 2030 Notes and the 2035 Notes (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date, in the case of the 2030 Notes and the 2035 Notes, on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the notice of the redemption, H.15 TCM or any successor designation or publication is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such notice of the redemption of the United States Treasury security maturing on, or with a maturity that is closest to, the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date, in the case of the 2030 Notes and the 2035 Notes. If there is no United States Treasury security maturing on the maturity date, in the case of the 2027 Notes, or the applicable Par Call Date, in the case of the 2030 Notes and the 2035 Notes, but there are two or more United States Treasury securities with a maturity date equally distant from the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date, in the case of the 2030 Notes and the 2035 Notes, one with a maturity date preceding the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date, in the case of the 2030 Notes and the 2035 Notes, and one with a maturity date following the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date, in the case of the 2030 Notes and the 2035 Notes, the Company shall select the United States Treasury security with a maturity date preceding the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date, in the case of the 2030 Notes and the 2035 Notes. If there are two or more United States Treasury securities maturing on the maturity date, in the case of the 2027 Notes, and the applicable Par Call Date, in the case of the 2030 Notes and the 2035 Notes, or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

A notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) to each registered holder of the 2027 Notes, the 2030 Notes or the 2035 Notes being redeemed at least 10 days but not more than 60 days before the redemption date.

In the case of a partial redemption, selection of any Fixed Rate Note for redemption, in the case of global securities representing such series of Fixed Rate Notes, be made in accordance with the policies and procedures of DTC (or another depositary), and in the case of such certificated notes, will be made by lot. No Fixed Rate Note of a principal amount of $2,000 or less will be redeemed in part. If any Fixed Rate Note is to be redeemed in part only, the notice of redemption that relates to such Fixed Rate Note will state the portion of the principal amount of such Note to be redeemed. A new Fixed Rate Note in a principal amount equal to the unredeemed portion of such Fixed Rate Note will be issued in the name of the holder of such Fixed Rate Note upon surrender for cancellation of the original Note. For so long as the Fixed Rate Notes are held by The Depository Trust Company (or another depositary), the redemption of any Fixed Rate Notes shall be done in accordance with the policies and procedures of the depositary.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on any Fixed Rate Note or portions thereof called for redemption.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Sinking Fund Provisions:	None

Payment of Additional Amounts:	Not applicable

Legal Format:	SEC registered

Net Proceeds to Walmart (after underwriting discounts and commissions and before offering expenses):	$748,500,000 (Floating Rate Notes)
$748,402,500 (2027 Notes)
$994,770,000 (2030 Notes)
$1,493,130,000 (2035 Notes)

Settlement Date:	T+3; April 28, 2025

Joint Book-Running Managers:	BofA Securities, Inc.
Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Mizuho Securities USA LLC

Senior Co-Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc.
NatWest Markets Securities Inc.
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
ICBC Standard Bank Plc
Loop Capital Markets LLC
Academy Securities, Inc.
AmeriVet Securities, Inc.
Independence Point Securities LLC
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

Selling Restrictions:	European Economic Area, United Kingdom, Canada, Hong Kong, Japan, Korea, Singapore, Switzerland, Taiwan and the United Arab Emirates

CUSIP:	931142 FM0 (Floating Rate Notes)
931142 FL2 (2027 Notes)
931142 FN8 (2030 Notes)
931142 FP3 (2035 Notes)

ISIN:	US931142FM04 (Floating Rate Notes)
US931142FL21 (2027 Notes)
US931142FN86 (2030 Notes)
US931142FP35 (2035 Notes)

Ratings*:	Ratings for Walmart’s long-term debt securities: S&P, AA; Moody’s, Aa2; and Fitch, AA.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by Walmart Inc. by means of a registration statement on Form S-3 (SEC File No. 333-275878).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or (iii) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.